December 29, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: John Lucas, Division of Corporate Finance

Re:	Chaparral Energy, Inc.

Application for Withdrawal of Registration Statement on Form S-4 (File No. 333-153049)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Chaparral Energy, Inc., a Delaware corporation (“Chaparral”), hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement on Form S-4 (File No. 333-153049) (the “Registration Statement”), as initially filed with the Commission on August 15, 2008 and as amended on September 5, 2008, together with all exhibits thereto, with such request to be approved effective as of the date hereof or at the earliest practical date thereafter. The Registration Statement was declared effective by the Commission on September 9, 2008. No securities were sold under the Registration Statement.

The Registration Statement registered the offering of shares of Chaparral common stock and Series A preferred stock to be issued in connection with the merger of Edge Petroleum Corporation, a Delaware corporation, with and into Chaparral Exploration, L.L.C., a Delaware limited liability company and wholly owned subsidiary of Chaparral (the “Merger”), pursuant to that certain Agreement and Plan of Merger, dated as of July 14, 2008 (the “Merger Agreement”).

On December 16, 2008, the parties to the Merger Agreement terminated the Merger Agreement and abandoned the Merger. Accordingly, Chaparral will not proceed with the proposed offering of its common and Series A preferred stock in connection with the Merger. Because the proposed offering of the securities registered under the Registration Statement will not occur, Chaparral believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Chaparral also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to its account for future use.

If you have any questions regarding this application for withdrawal, please contact me at (405) 478-8770.

Sincerely,

CHAPARRAL ENERGY, INC.

/s/ Robert W. Kelly II

Robert W. Kelly II

Senior Vice President and General Counsel